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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67717

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ICA, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

102 Woodmont Blvd., Suite 130

(No. and Street)

Nashville	**TN**	**37205**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ashley Holloway	**(615) 467-7204**	**ashley@reitig.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert, LLP

(Name – if individual, state last, first, and middle name)

222 Second Avenue South, Suite 1240 **Nashville**	**TN**	**37201**
(Address) (City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. McGugin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICA, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ~~William A McGugin~~

Title: President & CEO

Margaret Mary Barnhart
NoTARY Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ICA, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

As of and for the year ended

December 31, 2025

ICA, LLC

CONTENTS

SUPPLEMENTARY INFORMATION

OTHER REPORTS



Cherry Bekaert

Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Member
Iroquois Capital Advisors, LLC d/b/a ICA, LLC
Nashville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Iroquois Capital Advisors, LLC d/b/a ICA, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in the *Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission* has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as the Company's auditor since 2020.

Nashville, Tennessee
January 27, 2026

cbh.com

January 27, 2026

Cherry Bekaert LLP
222 Second Avenue South, Suite 1240
Nashville, Tennessee 37201

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") of Iroquois Capital Advisors, LLC d/b/a ICA, LLC (the "Company"), for the year ended December 31, 2025, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

4) As of December 31, 2025, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2025.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2025, and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to December 31, 2025, and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.

11) Your report is intended solely for the information and use of Iroquois Capital Advisors, LLC, d/b/a ICA, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Signature: _William McGugin_

Name: William McGugin

Title: President and CEO

Signature: _Ashley L. Holloway_

Name: Ashley L. Holloway

Title: Chief Financial Officer

ICA, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$560,786
Prepaid expenses	1,742
TOTAL ASSETS	**$562,528**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$69,083
Due to Iroquois Capital Group, Inc.	24,384
TOTAL LIABILITIES	93,467
MEMBER'S EQUITY	469,061
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$562,528**

The accompanying notes are an integral part of the financial statements.

2

ICA, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

REVENUES		
Commissions	$	1,331,050
EXPENSES		
Compensation and benefits		98,580
Professional fees		12,600
Occupancy		2,892
Insurance		9,267
Taxes and licenses		8,807
Other		9,199
Total expenses		141,345
INCOME BEFORE TAXES		**1,189,704**
Income tax expense		77,329
NET INCOME	$	1,112,376

The accompanying notes are an integral part of the financial statements.

ICA, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2025

BALANCE - December 31, 2024	$	496,633
Distributions		(1,139,948)
Net income		1,112,376
BALANCE - December 31, 2025	$	469,061

The accompanying notes are an integral part of the financial statements.

4

ICA, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

OPERATING ACTIVITIES

Net income	$ 1,112,376
Adjustments to reconcile net income to net cash flows from operating activities	
Changes in operating assets and liabilities -	
Due to/ from Iroquois Capital Group, Inc.	295
Prepaid expenses	478
Accounts payable	(24,976)
NET CASH FLOWS FROM OPERATING ACTIVITIES	1,088,173

FINANCING ACTIVITIES

Distributions	(1,139,948)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,139,948)
NET DECREASE IN CASH	(51,775)
CASH - beginning of year	612,561
CASH - end of year	$ 560,786

The accompanying notes are an integral part of the financial statements.

ICA, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

ICA, LLC (the Company), a Delaware limited liability company, engages in the private placement of preferred stock of private real estate investment trusts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Iroquois Capital Group, Inc. (ICG), a Delaware corporation. Clients are primarily in Middle Tennessee.

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

INCOME TAXES - The Company is a single member limited liability company, which is a disregarded entity for federal and Tennessee income tax purposes. Consequently, the Company does not file income tax returns and all federal and Tennessee tax effects of the Company's income, gains, and losses are included on the member's tax return.

The Company is a member of a group of companies that file a consolidated federal income tax return and joins its sole member, ICG, in filing consolidated state income tax returns in Delaware and Tennessee. The consolidated entity allocates income taxes to the Company on a separate return basis as if it were a separate taxpayer. Accordingly, the Company recognized in the Statement of Operations an income tax expense for the year ended December 31, 2025, totaling $77,329. The income tax expense differs from amounts that would be calculated by applying statutory rates to income before income taxes primarily due to the fact that the Company is not subject to federal income taxes.

Accounting principles generally accepted in the United States of America ("U.S.GAAP") require management to evaluate the tax position taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax position taken by the Company and as of December 31, 2025, there are no uncertain tax positions that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Company's income is no longer subject to federal and state income tax examinations by tax authorities for tax years before 2022.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH - The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash. The Company maintains its cash in financial institutions at balances which, at times, may exceed federally insured limits. At December 31, 2025, the Company's uninsured cash balances total $310,786.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

REVENUE – The Company follows Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. ASC 606 clarifies the principles for recognizing revenue and develops a common revenue standard under U.S. GAAP under which an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

Under ASC 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company.

SECURITIES TRANSACTIONS - Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through written subscription agreements between investment issuers and investors.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were available to be issued.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with ICG. Under the agreement, the Company shares various expenses, including occupancy, utilities, salaries, and other expenses. Total fees paid by the Company to ICG under the agreement amounted to $98,580 for the year ended December 31, 2025.

The Company also has an expense sharing agreement with REIT Investment Group, LLC (RIG), owned 51% by ICG. Under the agreement, the Company shares insurance, accounting, and other fees. Total net fees paid by the Company to RIG under the agreement amounted to $17,556 for the year ended December 31, 2025.

As of December 31, 2025, the Company had a payable due to its sole member, ICG, in the amount of $24,384.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital as defined of $467,319, which was $461,088 in excess of its required net capital of $6,231.

NOTE 5 - RESERVE REQUIREMENTS

As of December 31, 2025, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption in reliance on Footnote 74 in SEC Release 34-70073 as the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE 6 - COMMITMENTS & CONTINGENCIES

Liabilities for loss contingencies rising from claims, assessments, litigation, guarantees, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonable estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There were no matters existing that required the company to record or disclose such a liability in the financial statements.

NOTE 7 - SEGMENT REPORTING

The Company follows, Segment Reporting (Topic 280): The guidance primarily requires all public entities, including those with a single reportable segment to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses.

The Company operates in a single line of business as a securities broker-dealer, which is comprised of underwriting and financial advisory services. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SUPPLEMENTARY INFORMATION

ICA, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2025

Net capital		
Total member's equity	$	469,061
Less non-allowable assets -		
Prepaid expenses		1,742
Net capital	$	467,319
Aggregate indebtedness		
Accounts payable and Due to Iroquois Capital Group, Inc.	$	93,467
Total aggregate indebtedness	$	93,467
Percentage of aggregate indebtedness to net capital		20.00 %
Minimum net capital required to be maintained (greater of $5,000 or		
6-2/3% of aggregated indebtedness)	$	6,231
Excess net capital	$	461,088
Excess net capital at 1000% (net capital less the greater of 10% of		
aggregate indebtedness or 120% of minimum net capital requirement)	$	457,972

Note: There are no significant differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

OTHER REPORTS



Cherry Bekaert^{LLP}

Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Member
Iroquois Capital Advisors, LLC d/b/a ICA, LLC
Nashville, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Iroquois Capital Advisors, LLC d/b/a ICA, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. Section 15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing private placement services, and (2) the Company: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception. The Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
January 27, 2026

ICA, LLC

EXEMPTION REPORT

December 31, 2025

ICA, LLC (the "Company") is a registered broker-dealer subject to the Rule I 7a-5 promulgated by the Securities and Exchange Commission (17 C.FR. §240.17a-5, 'Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. §240.l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) As set for in the Company's Membership Agreement, the Company is considered a "Non-Covered Firm" not subject to (i.e., exempt from) 17 C.F.R 240.15c3-3 and is filing an Exemption Report in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued to SEC staff. The Company limits its business activities exclusively to providing private placements of securities.

2) The Company did not (i) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) carry accounts of or for customers; or (iii) carry PAB accounts (as defined in Rule 15-c-3-3), for the period from January 1, 2025 through the year-ended December 31, 2025, without exception.

Signed on behalf of ICA, LLC:

William A. McGugin, CEO

January 8, 2026



Cherry Bekaert LLP
Your Guide Forward


**Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures**


To the Member
Iroquois Capital Advisors, LLC d/b/a ICA, LLC
Nashville, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of Iroquois Capital Advisors, LLC d/b/a ICA, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
January 27, 2026

ICA, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

Year Ended December 31, 2025

Form	Assessment	Payment Date	Amount Paid	Name of SIPC Collection Agent to Whom Mailed
SIPC-6	$ 913	07-08-25	$ 913	All payments were mailed with related forms to:
SIPC-7	$ 1,083	01-08-26	1,083	Securities Investor Protection Corporation, P.O. Box 92185, Washington, D.C. 20090-2185
			$ 1,996	

There were no underpayments during the year ended December 31, 2025, and no overpayments applied from prior periods or carried forward to future periods.